UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2016

Golar LNG Partners LP
(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2016

Highlights

•	Golar LNG Partners LP reports net income attributable to unit holders of $28.0 million and operating income of $66.9 million for the second quarter of 2016.

•	Generated distributable cash flow of $47.9 million[1] for the second quarter with a distribution coverage ratio of 1.25[1].

•	Golar Maria completes dry-docking on schedule.

•	Draw down on new, five year seven vessel $800.0 million senior secured credit facility.

•	Completed acquisition of Golar Tundra.

Financial Results Overview
Golar LNG Partners L.P. (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $28.0 million and operating income of $66.9 million for the second quarter of 2016 (“the second quarter” or “2Q”), as compared to net income attributable to unit holders of $16.8 million and operating income of $56.1 million for the first quarter (“the first quarter” or “1Q”) and net income attributable to unit holders of $41.0 million and operating income of $62.3 million for the second quarter of 2015.

(USD ’000)	Q2 2016	Q1 2016	Q2 2015
Total Operating Revenues	111,752	101,065	105,715
Adjusted EBITDA[2]	91,744	81,131	84,845
Interest Expense	(14,577)	(12,592)	(14,080)
Other Financial Items	(15,571)	(21,812)	(1,468)
Taxes	(6,013)	(3,450)	(3,417)
Net Income attributable to Golar LNG Partners L.P. Owners	27,982	16,750	41,028
Net Debt[3] (excludes Golar Tundra)	1,321,939	1,252,093	1,291,020

Total operating revenues increased from $101.1 million in the first quarter to $111.8 million in the second quarter. The $10.7 million increase is principally due to additional revenue in respect of the Golar Igloo which was operational for the duration of 2Q as opposed to being utilised for a third of 1Q as a result of its scheduled winter downtime period during January and February. Additionally the Golar Maria, which incurred 21 days of her scheduled five yearly dry-docking in 1Q, completed on schedule with only five days off-hire in 2Q.

Vessel operating expenses at $16.9 million were $0.7 million higher than the first quarter cost of $16.2 million. Significant additional repairs and maintenance costs were incurred in respect of the Nusantara Regas Satu which completed its annual maintenance window during the quarter. The annual maintenance window is partly in lieu of dry-docking for this FSRU which has been designed not to require dry-docking for the duration of its current charter. Mitigating this additional cost were savings in repairs and maintenance generally for other vessels.
Interest expense at $14.6 million for the second quarter was higher than the first quarter cost of $12.6 million. First quarter interest expense was reduced by a non-recurring $1.9 million credit to lease interest expense as a result of a reduction in the UK Lessor’s tax rate. Additionally, higher interest charges were incurred in respect of the new $800.0 million refinancing facility. As at June 30, 2016, the drawn balance of this facility was $775.0 million, approximately $94.0 million higher than the sum of the facilities it refinanced during the quarter as a result of the acquisition of Golar Tundra.
Other financial items resulted in a loss of $15.6 million for 2Q compared to a $21.8 million loss in 1Q. Non-cash mark-to-market losses on interest rate swaps, following further reductions in swap rates during the quarter, contributed $7.1 million of the 2Q loss. The balance is primarily the result of deferred financing costs written off in respect of four debt facilities that were refinanced by the new $800.0 million facility during the quarter.
Higher tax charge in 2Q of $6.0 million compared with $3.5 million in 1Q was mainly due to higher current tax charge in Indonesia in 2Q.
Additional revenues as noted above, offset to some extent by a higher net interest expenses and taxes, resulted in a 2Q distributable cash flow1 of $47.9 million compared to $43.6 million in the first quarter. The distribution coverage ratio1 improved accordingly from 1.14 to 1.25 in 2Q.

It should be noted that until the Golar Tundra commences operations and the arrangements between Golar LNG Limited (“Golar”) and the Partnership, including the Partnership’s right to require that Golar repurchase the shares of Tundra Corp (the disponent owner and operator of the Golar Tundra) end, Golar will continue to consolidate Tundra Corp, during which time the earnings and net assets of Tundra Corp will therefore not be reflected in the Partnership’s financial statements.

Acquisitions
On February 10, 2016 the Partnership entered into an agreement to acquire the disponent owner and operator of the FSRU Golar Tundra for a purchase price of $330.0 million less assumed debt of approximately $223.0 million from Golar. The acquisition subsequently closed on May 23, 2016. Concurrent with the closing, the Partnership entered into an agreement with Golar pursuant to which Golar will pay to the Partnership a daily fee plus operating expenses, aggregating to approximately $2.6 million per month, for the right to use the FSRU from May 23 until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”).

The Golar Tundra arrived off the coast of Ghana at the end of May and issued its notice of readiness the following month. Amounts due under the contract started to accrue from mid July. The charterers of the FSRU, West Africa Gas Limited (“WAGL”) have however experienced significant delays with respect to the part of the project for which they are responsible. Golar are, however, entitled to payments equivalent to hire from mid July, for which invoices have been issued, notwithstanding that operations have not yet commenced.

Although Golar and Golar Partners continue to receive assurances that the project remains intact, they have sought and received an opinion which supports its legal position in exercising its rights under the contract should WAGL contest their obligations under the charter. Whilst preserving the right to legal redress Golar is continuing constructive dialog with WAGL with regards to finding a mutually agreeable way forward for the project which continues to be needed and well supported by the Government in Ghana.

Until this has been resolved, the Partnership will continue to receive a daily fee plus operating costs from Golar and Golar will continue to consolidate the vessel as noted above. Should the situation persevere beyond May 23, 2017, the Partnership will have the option to put the Golar Tundra back to Golar.

Corporate and Other Matters
On July 21 2016, Golar Partners declared an unchanged distribution for the second quarter of $0.5775 per unit. This distribution was paid on August 12, 2016 on total units of 62,336,335. Having satisfied the prerequisites as outlined in the Partnerships F-1 prospectus, the Golar-owned 15,949,831 Golar Partners subordinated units converted to common units during the quarter.
As at June 30, 2016 there were 62,336,335 units outstanding in the Partnership, of which 19,115,335 are owned by Golar, including 1,257,408 General Partner units.

Operational Review
Excluding scheduled downtime, the fleet once again reported 100% utilization for the quarter. This reduces to 99.4% when the final 5 days of the Golar Maria dry-dock are taken into account. However, the Golar Spirit required some unplanned maintenance during July and this will likely result in approximately 4 days off-hire for this vessel in 3Q. No further drydocks are planned for the balance of the year unless Golar Grand is taken out of layup, in which case it will then undergo its postponed drydock. The short-term LNG carrier market has seen significant improvement over the last few weeks giving rise to the potential of Golar Grand being brought out of layup. Long-lead items will therefore be ordered so that the Grand is in a position to enter its required dry-docking at short notice should the market continue to be supportive of this.

Financing and Liquidity
Immediately prior to completion of the Golar Tundra acquisition on May 23, 2016 the Partnership closed and drew down on a new five year $800.0 million bank facility. Consisting of a $650.0 million term loan and a $150.0 million revolver, this new facility, secured by seven of the Partnership’s eleven vessels, was used to refinance existing credit facilities amounting to approximately $681.4 million. A further $77.2 million was used to pay the outstanding balance due to Golar in respect of the acquired Golar Tundra and $25.0 million of the revolving tranche currently remains undrawn. As noted above although the Partnership’s fleet now comprises eleven vessels, the $223 million sale and leaseback facility secured by the Golar Tundra will not be consolidated by Golar Partners until its put option to Golar has expired.

As of June 30, 2016, the Partnership had cash and cash equivalents of $61.2 million and available and undrawn revolving credit facilities of approximately $25.0 million. Total debt and capital lease obligations net of total cash balances (net debt3) (excluding the Golar Tundra debt) was $1,321.9 million as of June 30, 2016.
Based on the above net debt3 amount and annualized4 second quarter 2016 adjusted EBITDA2, Golar Partners’ net debt3 to adjusted EBITDA2 multiple was 3.6.
As of June 30, 2016, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,382 million (including swaps with a notional value of $377.2 million in connection with the Partnership’s bonds and $300 million of five year swaps entered into during the quarter) representing approximately 104% of net debt3. The percentage of net debt3 covered by interest rate swaps is greater than 100% because currently Golar Tundra debt is not consolidated. The average fixed interest rate of swaps related to bank debt is approximately1.73% with an average maturity of approximately 3.8 years as of June 30, 2016.
As of June 30, 2016, the Partnership had outstanding bank debt of $1,141.2 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.53%, a Norwegian Krone (NOK) bond of $155.4 million with a fixed rate of 6.485% and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the NOK bond. As the US dollar appreciated against the NOK, the fair value of this bond in USD terms has decreased whilst the swap liability has risen. The total swap liability as at June 30, 2016, which also includes an interest rate swap element, was $79.3 million and the restricted cash securing this swap liability was $32.2 million.

Outlook
Other than approximately 4 days’ expected off-hire in respect of the Golar Spirit there is no further expected off-hire for the fleet during 3Q 2016. There are also no further drydocks planned unless it is decided to take the Golar Grand out of layup as noted above. Golar Tundra will not commence operations in 3Q but Golar Partners will receive approximately $2.6 million per month from Golar until operations do commence. Operating earnings in 3Q should therefore be approximately in line with 2Q.
While Golar Partners has no vessels due for re-contracting until the end of 2017, it is encouraging that the short-term LNG carrier market has seen significant improvement over the past few weeks. It has been expected that this market would improve as a function of new LNG production finally coming on stream; the last few weeks is the first evidence of that improvement. Head line charter rates as well as overall charter economics for short-term charters have both improved significantly in 3Q. It would also appear that this improvement in short-term sentiment may also be encouraging charterers’ interest in longer-term charters given that one seven year fixture has recently been concluded in the market and Golar is aware of/looking at a number of other potential long-term opportunities.
Golar Partners’ three LNG carriers that come off contract at the end of 2017, the Golar Grand, Golar Maria and the Golar Mazo, only represent approximately 21% of current revenues, and if forecast contract revenue of the Golar Tundra is taken into account as well as the 40% non-controlling interest in the Golar Mazo, this percentage falls to approximately 16%. However, with the above noted improvement in the LNG carrier market, there is good expectation that the opportunities for re-contracting these vessels will continue to improve moving forward.

It should be noted that Golar and Golar Partners have considered the possibilities to reset the incentive distribution rights payable to Golar. If an agreement can be found which works for both parties it will improve Golar’s liquidity position and strengthen its ability to grow its business and will at the same time also make it easier for Golar Partners to grow its dividend in the future.
Golar Partners has a $2.4 billion revenue backlog, an average remaining contract term of 4.5 years and an average distribution coverage ratio over the last twelve months of 1.28, which excludes the contribution from the Golar Tundra. Golar Partners therefore believes that it has a solid basis with which to support its current distribution. Cost of capital notwithstanding, the Partnership also has significant acquisition opportunities from Golar, in particular the contract FLNG vessel Hilli which delivers in 2017. The recent strengthening of the shipping market, assuming it continues as expected, will also significantly reduce the risk related to the re-contracting Golar Partners’ LNG carriers at the end of 2017.
Operating earnings for 3Q are expected to be approximately in line with 2Q and to deliver a similar good coverage ratio1 in relation to the current distribution of $0.5775 per share.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
2Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
3 Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash.
4Annualized means the figure for the quarter multiplied by 4.
5Revenue backlog or contracted revenue is defined as the contracted daily charter rate of each vessel multiplied by the number of scheduled on-hire days for the remaining term of the contract. Revenue backlog or contracted revenue is not a measure prepared in accordance with GAAP.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•	statements about Golar Partners and Golar’s ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Tundra;

•	our estimates of annual contracted revenues generated by the acquisition of the Golar Tundra;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners’ operating expenses, including dry-docking and insurance costs and bunker prices;

•	forecasts of Golar Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners’ and Golar LNG Limited’s ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership’s charterers;

•	Golar Partners’ ability to maintain long-term relationships with major LNG traders;

•	Golar Partners’ ability to leverage Golar’s relationships and reputation in the shipping industry;

•	Golar Partners’ ability to purchase vessels from Golar in the future;

•	Golar Partners’ continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners’ ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners’ securities in the public market;

•	Golar Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

Factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

August 31, 2016
Golar LNG Partners L.P.
Hamilton, Bermuda

Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Finance Officer
Graham Robjohns - Chief Executive Officer

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2016	2016	2016	2015	2015
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun
(in thousands)

Time charter revenues	$104,472	$93,785	$198,257	$91,010	$180,566
Time charter revenues from related parties (1)	7,280	7,280	14,560	14,705	24,995
Total operating revenues	111,752	101,065	212,817	105,715	205,561
Vessel operating expenses	16,878	16,188	33,066	17,214	32,860
Voyage and commission expenses	1,429	1,819	3,248	2,160	3,471
Administrative expenses	1,700	1,927	3,627	1,496	3,041
Depreciation and amortization	24,869	25,039	49,908	22,574	45,174
Total operating expenses	44,876	44,973	89,849	43,444	84,546

Operating income	66,876	56,092	122,968	62,271	121,015

Financial (expenses) income
Interest income	603	1,524	2,127	296	561
Interest expense	(14,577)	(12,592)	(27,169)	(14,080)	(26,814)
Other financial items	(15,571)	(21,812)	(37,383)	(1,468)	(11,838)
Net financial expenses	(29,545)	(32,880)	(62,425)	(15,252)	(38,091)

Income before tax	37,331	23,212	60,543	47,019	82,924
Tax	(6,013)	(3,450)	(9,463)	(3,417)	(5,585)

Net income	31,318	19,762	51,080	43,602	77,339
Less: Net income attributable to non-controlling interests	(3,336)	(3,012)	(6,348)	(2,574)	(5,053)

Net income attributable to Golar LNG Partners LP Owners	$27,982	$16,750	$44,732	$41,028	$72,286

Weighted average units outstanding (in thousands of units):
Common units(2)	45,129	45,129	45,129	45,129	45,663
Subordinated units(2)	15,949	15,949	15,949	15,949	15,949
General partner units	1,257	1,257	1,257	1,257	1,257

(1) Revenues from related parties relate to the charter of the Golar Eskimo and the Golar Grand to Golar. The Golar Eskimo charter by Golar finished on June 30, 2015.
(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which are 100% held by Golar, converted to common units.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2016	2015
(in thousands)	Unaudited	Audited

ASSETS
Short-term
Cash and cash equivalents	$61,196	$40,686
Restricted cash	44,941	56,714
Other current assets	26,901	25,984
Amount due from related parties	29,598	7,128
Inventories	1,166	1,339
Total Short-Term Assets	163,802	131,851
Long-term
Restricted cash	126,523	136,559
Vessels and vessel under capital lease, net	1,809,063	1,847,403
Intangible assets, net	92,650	99,096
Other long-term assets	12,249	16,753
Amount due from related parties(1)	107,247	—
Total Assets	$2,311,534	$2,231,662

LIABILITIES AND EQUITY
Short-term
Short-term debt and current portion of long-term debt(2)	98,765	121,739
Other current liabilities	172,486	144,273
Total Short-Term Liabilities	271,251	266,012
Long-term
Long-term debt (2)	1,328,533	1,209,373
Obligation under capital lease	127,301	143,112
Other long-term liabilities	18,610	16,650
Total Liabilities	1,745,695	1,635,147

Equity
Total Partners’ capital	507,316	539,475
Accumulated other comprehensive loss	(8,589)	(9,725)
Non-controlling interest	67,112	66,765

Total Liabilities and Equity	$2,311,534	$2,231,662

(1) This is the aggregate amount paid to Golar in relation to the Golar Tundra acquisition. Pursuant to the sale and purchase agreement between us and Golar, we have the right to require Golar to repurchase the shares of Tundra Corp (the disponent owner and operator of the Golar Tundra) and consequently Golar continues to consolidate the Tundra Corp.
(2) Following the adoption of the amendments to ASC 835, deferred charges have been reclassified as a direct deduction to the related debt as of June 30, 2016 and December 31, 2015.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2016	2016	2015	2015
(in thousands)	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income	$31,318	$19,762	$51,080	$43,602	$77,339
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,869	25,039	49,908	22,574	45,174
Recognition of deferred tax liability	544	581	1,125	—	—
Release of deferred tax asset	1,036	1,215	2,251	1,212	2,490
Amortization of deferred charges	5,339	1,103	6,442	2,530	3,505
Drydocking expenditure	(1,600)	—	(1,600)	(6,121)	(8,684)
Foreign exchange losses	(493)	236	(257)	516	89
Interest element included in obligations under capital leases	195	(1,693)	(1,498)	36	127
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	(7,266)	7,083	(183)	(7,964)	(16,302)
Inventories	158	15	173	(785)	(1,063)
Prepaid expenses, accrued income and other assets	(338)	2,590	2,252	(2,309)	(82)
Amount due to/from related companies	(16,389)	(6,450)	(22,839)	132	3,101
Trade accounts payable	(872)	(716)	(1,588)	5,098	5,387
Accrued expenses	5,999	(689)	5,310	(4,940)	(5,688)
Restricted cash	(62)	—	(62)	—	—
Other current liabilities	11,143	20,524	31,667	(8,025)	(11,031)
Net cash provided by operating activities	53,581	68,600	122,181	45,556	94,362

INVESTING ACTIVITIES
Additions to vessels and equipment	—	—	—	(837)	(2,147)
Deposit made in connection with the Golar Tundra acquisition(1)	(77,247)	(30,000)	(107,247)	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	—	901	(5,971)
Restricted cash	—	—	—	12,510	(145)
Net cash (used in)/provided by investing activities	(77,247)	(30,000)	(107,247)	12,574	(8,263)

FINANCING ACTIVITIES
Repayment of long-term debt	—	—	—	(359,270)	(440,287)
Proceeds from short-term and long-term debt	775,000	40,000	815,000	220,000	270,000
Proceeds from bond issuance	—	—	—	150,000	150,000
Repayments of debt, including debt due to related parties	(690,887)	(29,771)	(720,658)	(20,000)	(20,000)
Dividends paid to non-controlling interests	(3,200)	(2,800)	(6,000)	(2,200)	(5,000)
Restricted cash and short-term investments	43	7,605	7,648	—	—
Common units buy-back and cancellation	—	(499)	(499)	—	—
Cash distributions paid	(38,199)	(38,199)	(76,398)	(38,533)	(75,833)
Financing costs paid	(13,426)	(91)	(13,517)	(4,041)	(4,479)
Net cash provided by/(used in) financing activities	29,331	(23,755)	5,576	(54,044)	(125,599)

Net increase/(decrease) in cash and cash equivalents	5,665	14,845	20,510	4,086	(39,500)
Cash and cash equivalents at beginning of period	55,531	40,686	40,686	55,412	98,998
Cash and cash equivalents at end of period	$61,196	$55,531	$61,196	$59,498	$59,498
(1) In February 2016 and May 2016, we paid $30.0 million and $77.2 million to Golar towards the total purchase price of the Golar Tundra acquisition.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”) and Distribution Coverage Ratio
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners’ capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distribution coverage ratio is defined as distributable cashflow divided by distributions declared. Distributable cash flow and distribution coverage ratio are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure and the computation of coverage ratio.

(in thousands)	Three months ended June 30, 2016	Three months ended March 31, 2016
Net income	$31,318	$19,762
Add:
Depreciation and amortization	24,869	25,039
Unrealized net loss from interest rate derivatives	7,142	17,235
Net (gain)/loss from foreign exchange translation	(493)	236
Deferred costs amortization	5,339	1,103
Recognition of deferred tax liability	544	581
Release of deferred tax asset	1,036	1,215

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(17,862)	(17,862)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(4,016)	(3,691)

Distributable cash flow	$47,877	$43,618

Distributions declared:
Limited partners	$35,273	$35,273
General partner	2,926	2,926
Sub-Total	$38,199	$38,199

Coverage ratio	1.25	1.14

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended June 30,
	2016	2015
Net income	$31,318	$43,602

Depreciation and amortization	24,869	22,574
Interest income	(603)	(296)
Interest expense	14,577	14,080
Other financial items	15,571	1,468
Tax	6,013	3,417

Adjusted EBITDA	$91,745	$84,845
Annualized Adjusted EBITDA	$366,980	$339,380

Net Debt

	At June 30, 2016	At June 30, 2015

Short-term debt and current portion of long-term debt*	98,765	115,308
Long-term debt*	1,328,533	1,256,525
Obligation under capital lease	127,301	152,437
Total Debt	$1,554,599	$1,524,270

Cash and cash equivalents	61,196	59,498
Restricted cash - short term	44,941	15,418
Restricted cash - long term	126,523	158,334
Total Cash and Cash Equivalents	$232,660	$233,250

Net Debt	$1,321,939	$1,291,020

Net Debt to Annualized Adjusted EBITDA	3.6	3.8

*Net of deferred charges